Malvern Bancorp, Inc.

42 E. Lancaster Avenue

Paoli, Pennsylvania 19301

April 10, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:        Malvern Bancorp, Inc.

Registration Statement on Form S-4

File No. 333-217005

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Malvern Bancorp, Inc. (the “Company”) hereby requests that the above-mentioned Registration Statement be declared effective by the Securities and Exchange Commission (the “Commission”) at 9:00 a.m., Eastern Time, on April 12, 2017, or as soon thereafter as practicable.

Please call Laura R. Kuntz of Lowenstein Sandler LLP at 973-597-2398 to confirm the effectiveness of the Registration Statement or with any questions that you may have.

Very truly yours,

MALVERN BANCORP, INC.

By:	/s/ Joseph D. Gangemi
Name: Joseph D. Gangemi
Title: Senior Vice President and Chief Financial Officer